Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

The following discussion and analysis of the consolidated financial statements and results of operations (“MD&A”) of Xtra-Gold Resources Corp. (“Xtra-Gold” or “our company”) for the six months ended June 30, 2013 and 2012 should be read in conjunction with the consolidated financial statements and the related notes to our company’s consolidated financial statements. The following discussion contains forward-looking statements that reflect Xtra-Gold’s plans, estimates and beliefs. Our company’s actual results could differ materially from those discussed in the forward-looking statements set out herein. Factors that could cause or contribute to such differences include, but are not limited to those discussed below and as contained elsewhere in this MD&A. Our company’s consolidated unaudited financial statements are stated in United States Dollars and are prepared in accordance with United States Generally Accepted Accounting Principles.

Additional information relating to our company, including our consolidated audited financial statements and the notes thereto for the years ended December 31, 2012 and 2011 and our annual report on Form 20-F, can be viewed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Highlights for the Six Months Ended June 30, 2013

  new gold shoot discovered along Main shear approximately 350 meters southwest of discovery high-grade gold shoot including surface saw-cut channel sample results of 3.9 meters grading 5.9 g/t gold, 1.1 meters grading 14.77 g/t gold, and 1.6 meters grading 11.14 g/t gold (March 4) and saw-cut and trench channel sample results of 5.1 meters grading 5.88 g/t gold and 3 meters grading 10.37 g/t gold (April 25);

  Zone 5 gold corridor delineated over a minimum 325 meter width with the braided shear zone system encompassing at least 7 auriferous shear zones; with the Main shear traced over an approximately 500 meter strike length (April 25);

  completed a 31.2 kilometer pole-dipole induced polarization / resistivity survey (“IP Survey”) covering the 1.8 kilometer long Zone 5 gold-in-soil anomaly; preliminary interpretation of IP data indicates that the Main shear and L7600W auriferous structures lie in close proximity to high resistivity axes along the southeast and northwest margins of a broad resistivity read extending over a 1,000 meter distance, with the Main shear mineralization spatially associated with a coincident high resistivity / intermittent weak – moderate chargeability signature extending over an approximately 600 meter strike distance (April 25);

  additional trench and channel sampling results reported from the Zone 5 Gold Corridor, as well as initial ground-proofing results of high priority gold targets recently defined by the IP Survey including 6 meters grading 5.96 g/t gold, 3 meters grading 6.39 g/t gold and 6.8 meters grading 3.12 g/t gold, 2.4 meters grading 6.25 g/t gold, 1.1 meters grading 14.05 g/t gold and 3.8 meters grading 6.84 g/t gold, 1.3 meters grading 9.07 g/t gold and 3 meters grading 17.96 g/t gold (June 12);

  new bedrock exposure of Main Shear discovered approximately 250 meters southwest of the L7600N Gold Shoot along a prominent high resistivity trend; extending the apparent strike length of the Main Shear gold mineralization to approximately 775 meters (June 12);

  new iron formation-hosted gold target exhibiting spatial association with a series of coincident high chargeability (IP) / weak – moderate resistivity anomalies lying along a regional structure discovered on the Zone 5 grid (June 12); and

  placer gold recovery operations commenced at our Kwabeng project in late March 2013.

Highlights for the Year Ended December 31, 2012

During the year ended December 31, 2012, in connection with our Kibi project, located on the Kibi Gold Belt, we:

  announced 70 holes totaling 12,984 meters of core had been drilled with respect to our 2012 drill program including:

  25 meters at 1.96 g/t gold (April 4)

  12 meters at 10.32 g/t gold (April 24)

  50.5 meters at 2.03 g/t gold (June 19)

  45 meters at 2.20 g/t gold (August 21)

  36 meters at 2.85 g/t gold (August 21)

  announced the completion of an initial National Instrument 43-101 compliant mineral resource estimate for our Kibi project encompassing five deposits collectively hosting 278,000 ounces of gold at an average grade of 2.56 g/t in the indicated category and 147,000 ounces of gold at an average grade of 1.94 g/t in the inferred category (November 5)

  announced initial trenching results from Zone 5 including 20.5 meters grading 7.26 g/t gold and 6.7 meters grading 32.32 g/t gold (November 12)

  announced (December 5):

  the prospecting discovery of two new gold-bearing structures parallel to the recently delineated high-grade Zone 5 shear zone with outcrop grab sampling returning gold values up to 13.2 g/t, 6.86 g/t, 6.37 g/t, 6.32 g/t and 5.33 g/t;

  saw-cut channel sample composites grading 3.13 g/t gold over 7.6 meters in sample string KBCS028B-KBCS028 and 1.08 g/t gold over 6.5 meters in sample string KBCS012; from a newly exposed quartz-tourmaline vein zone along the main Zone 5 shear zone; and

  the newly discovered parallel structures confirm a gold-bearing Zone 5 deformation / alteration corridor over an apparent 325 meter width, with the main Zone 5 shear zone traced to date over an approximately 300 meter strike length.

  announced the completion of a private placement of $1,660,025 (CAD$1,639,650) which proceeds will be used to accelerate exploration on Zone 5 (December 21)

  announced the completion of the Continuation whereby we changed the jurisdiction of registration of our company from Nevada to the British Virgin Islands (December 21)

  received a final option payment of $135,000 from Discovery Gold Corporation (formerly Norman Cay Development, Inc). in connection with the assignment of our interest in the Edum Banso project (January 2012)

Plan of Operations

We are a gold exploration company engaged in the exploration of gold properties in the Republic of Ghana, West Africa. Our mining portfolio currently consists of 225.87 sq km comprised of 33.65 sq km for our Kibi project, 51.67 sq km for our Banso project, 55.28 sq km for our Muoso project, 44.76 sq km for our Kwabeng project, and 40.51 sq km for our Pameng project, or 55,873 acres, pursuant to the leased areas set forth in our respective mining leases.

Our strategic plan is, with respect to our mineral projects, to conduct an exploration program, consisting of:

  ongoing reconnaissance geology and prospecting to further define the strike extensions of the seven known gold-bearing structures hosted by the Zone 5 gold corridor and to identify any additional prospective structures along the 1.8 kilometers long Zone 5 gold-in-soil trend;

  trenching and outcrop stripping to further expose the known auriferous structures in preparation for systematic geological mapping and channel sampling;

  infill soil geochemical sampling on newly established 100 meter spaced grid lines designed to tighten-up the Zone 5 gold-in- soil anomaly and an induced polarization (IP) survey;

  scout trenching focusing on the prioritization of additional gold showings yielded by our recently completed property-wide soil geochemical survey, geological modeling, and VTEM targets;

  to define a mineral resource and, perhaps ultimately, a mineral reserve on our other exploration projects and, in this regard, we may also attempt to do this by optioning to other qualified exploration entities;

  to conduct placer gold recovery operations at our Kwabeng project during 2013 (commenced in March 2013); and

  to acquire further interests in gold mineralized projects that fall within the criteria of providing a geological basis for development of drilling initiatives that can enhance shareholder value by demonstrating the potential to define reserves.

As part of our current business strategy, we plan to continue engaging technical personnel under contract where possible as our management believes that this strategy, at its current level of development, provides the best services available in the circumstances, leads to lower overall costs, and provides the best flexibility for our business operations.

We anticipate that our ongoing efforts will continue to be focused on the exploration and development of our projects and completing acquisitions in strategic areas.

In October 2008, we temporarily suspended our placer gold mining operations at our Kwabeng project while our management evaluated a more economic and efficient manner in which to extract and process the gold from the mineralized material at this project. Our operations resumed in 2010, which focused primarily on reclamation. As at the date of this MD&A, we have resumed our recovery of placer gold operations at our Kwabeng project.

Until conditions in the junior exploration market improve, we will minimize spending and focus on cash conservation. Placer gold operations recommenced in the June 2013 quarter and provided a positive source of cash for our company during the period. Until conditions improve, quarterly spending is anticipated to continue at levels similar to those in the second quarter of 2013. Unless conditions change for the better, there will be no capital spending in connection with our placer gold recovery operations in Kwabeng and we do not anticipate further capital spending for additional exploration equipment at this time.

Our company has historically relied on equity and debt financings to finance its ongoing operations. Existing working capital, possible debt instruments, anticipated warrant exercises, further private placements and anticipated cash flow from placer gold recovery operations are expected to be adequate to fund our company’s operations over the next year. During the current year and subsequent to 2013, we require additional capital to implement our plan of operations. We anticipate that these funds primarily will be raised through equity and debt financing or from other available sources of financing. If we raise additional funds through the issuance of equity or convertible debt securities, it may result in the dilution in the equity ownership of investors in our common stock. There can be no assurance that additional financing will be available upon acceptable terms, if at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to take advantage of prospective new opportunities or acquisitions, which could significantly and materially restrict our operations, or we may be forced to discontinue our current projects.

Trends

In 2012, many commodity and stock market indices continued to experience historically high levels of volatility in the face of the global economic uncertainty. In general, financial market conditions continued to improve during the year as global credit markets started to return to a more stable position, investor confidence improved and most economies experienced positive growth.

During 2012, the U.S. dollar was generally in decline, primarily from concerns about the level of U.S. government borrowings and the growing U.S. deficit and from the low interest rates offered on U.S. dollar deposits. The EURO also weakened against the Canadian dollar as a result of low interest rates, concerns about the solvency of certain European economies and the level of sovereign debt in those countries. During 2012, the U.S. dollar strengthened against the Ghanaian Cedi and stayed roughly even against the Canadian dollar.

Gold price volatility in 2012 remained high with the price reaching a high of US$1,791.75 per ounce. During the second quarter of 2013, the gold price continued to be volatile, reaching a high of $1,583.50 per ounce on April 2, 2013 and a low of $1,192 on June 28, 2013. The average market price for the second quarter of 2013 was $1,414 per ounce compared to an average market price in the second quarter of 2012 of $1,610. The tone for the precious metals market in the near future will depend on whether the U.S. dollar will be supported and if the central banks will continue to maintain interest rates at low levels to support economic growth. The continued global easing of monetary policy could lead to higher inflation and further U.S. dollar depreciation in coming years. This dollar depreciation could have a positive impact on gold prices in the future and the long–term upward trend in prices may continue. Conversely, subdued inflation rates and the recovering global economy could put downward pressure on the gold price in the future. Additionally, recent events in Europe and Japan could continue to have a positive effect on the gold price.

Overall, a lower U.S. dollar should lead to higher costs in U.S. dollar terms to identify and explore for gold but could be more than offset by higher gold prices, resulting in greater interest in gold exploration companies. Conversely, if the U.S. dollar strengthens, interest in the gold exploration sector could be reduced.

Summary of Quarterly Results

		Basic and Diluted Income
	Net Income (Loss)	(Loss) Per Share
Three Months Ended	$	$

June 30, 2013	$82,484	0.00
March 31, 2013	(651,280)	(0.01)
December 31, 2012	(2,701,993)	(0.06)
September 30, 2012	(6,501)	(0.00)
June 30, 2012	(2,804,931)	(0.06)
March 31, 2012	(1,651,833)	(0.04)
December 31, 2011	(1,455,042)	(0.03)
September 30, 2011	(2,014,669)	(0.05)

Three Months Ended June 30, 2013 Compared to the Three Months Ended June 30, 2012

Our company’s net income for the three months ended June 30, 2013 was $82,484 as compared to a net loss of $2,804,931 for the three months ended June 30, 2012, a reduction in loss of $2,887,415.

Our company’s basic and diluted net income per share for the three months ended June 30, 2013 was $0.00 compared to a net loss of $0.06 per share for the three months ended June 30, 2012. The weighted average number of shares outstanding was 46,525,988 at June 30, 2013 compared to 44,658,703 for the three months ended June 30, 2012. The increase in the weighted average number of shares outstanding can be mostly attributed to the December 2012 private placement.

We incurred expenses of $449,013 in the three months ended June 30, 2013 as compared to $2,351,173 in the three months ended June 30, 2012, a decrease of $1,902,160. The decrease in expenses in the three months ended June 30, 2013 can be primarily attributed to a decrease of $1,401,297 in exploration costs to $250,167 as compared to $1,651,464 for the three months ended June 30, 2012 from reduced drilling and other exploration activities conducted at our Kibi project. All exploration costs were expensed. General and administrative (“G&A”) expenses in the second quarter of 2013 were reduced by $485,823, mostly due to reduced stock based compensation expense of $360,070. G&A cost-savings measures implemented by our management with the approval of our board of directors, together with reduced legal costs, resulted in the majority of the residual savings. The 2012 expense number was reduced by $135,000 being the final option payment received from NCD.

During the June 2013 quarter, we conducted trench and channel sampling on Zone 5 of our Kibi project including 313 bedrock saw-cut channel samples totaling 201 meters and 167 saprolite trench channel samples totaling 179 meters were collected from the Main Shear - L7600N Gold Shoot, Old Pit Shear, Roadside Shear and L7600W Shear. An additional 243 saprolite trench channel samples totalling 311 meters were also collected to further delineate the Zone 5 gold corridor. The sampling results received from the laboratory up to June 7 were reported in a news release issued on June 12, 2013.

Exploration results during the June 2012 quarter were primarily focused on our Kibi project including drilling of 4,444 meters and trenching of 1,352 meters, while 7,883 drill assays and 758 trenching assays were received from the lab.

G&A for the three months ended June 30, 2013 of $137,682, as compared to $623,505 for the three months ended June 30, 2012, included consulting fees, stock-based compensation, legal, auditor and regulatory filing fees, general office expenses, travel and promotional expenses. The reduction was mostly related to stock-based compensation of $20,768 in the three months ended June 30, 2013, as compared to $380,838 in the three months ended June 30, 2012, and represented the expense with respect to stock options vested during the period.

Amortization for the three months ended June 30, 2013 was $61,164 as compared to $76,204 for the three months ended June 30, 2012, a decrease of $15,040.

Other items totaled a gain of $558,091 for the three months ended June 30, 2013 compared to a loss of $625,824 for the three months ended June 30, 2012. Most of the difference is attributable to gold recovery during the three months ended June 30, 2013 of $558,980 as compared to $nil for the three months ended June 30, 2012. Placer gold recovery operations resumed at our Kwabeng project in late March 2013. During the three months ended June 30, 2013, our company had a foreign exchange loss of $82,160 compared to a loss of $185,167 in the three months ended June 30, 2012 which can be mostly attributed to a stronger U.S. dollar in the 2013 quarter.

Our company’s portfolio of marketable securities had an unrealized loss of $49,190 in the three months ended June 30, 2013 compared to an unrealized loss of $466,565 in the three months ended June 30, 2012. The shares received in land deals in 2011 are marked to market each quarter and junior mining share values have been significantly devalued during 2013. Our company had a realized loss of $Nil in the three month period ended June 30, 2013 from the sale of trading securities as compared to a realized loss of $26,962 in the three months ended June 30, 2012. Other income, primarily derived from dividends and interest earned and other miscellaneous items, reported a gain of $1,749 in the three months ended June 30, 2013 as compared to a gain of $54,572 in the three months ended June 30, 2012. Most of the dividend paying investments were sold during 2012. The $138,068 warrant expense recovery in the three-month period ended June 30, 2013 quarter represents the mark to market change on the Canadian dollar denominated warrants issued with the December 2012 placement as they are not denominated in our company’s functional currency, the U.S. dollar.

Six Months Ended June 30, 2013 Compared to the Six Months Ended June 30, 2012

Our company’s loss for the six months ended June 30, 2013 was $568,796 as compared to a net loss of $4,456,814 for the six months ended June 30, 2012, a decrease of $3,888,018. The reduction was primarily as a result of decreased exploration spending, a significant increase in gold recovery in 2013 and a significant decrease in G&A.

Our company’s basic and diluted loss per share for the six months ended June 30, 2013 was $0.01 compared to net loss of $0.10 per share for the six months ended June 30, 2012. The weighted average number of shares outstanding was 46,538,274 at June 30, 2013 compared to 44,663,002 for the six months ended June 30, 2012. The increase in the weighted average number of shares outstanding can be mostly attributed to the December 2012 private placement.

Exploration spending for the six months ended June 30, 2013 was $681,393 as compared to $3,845,765 for the six months ended June 30, 2012, a decrease of $3,164,372. Exploration work was focused primarily on our Kibi project in the six-month period. We conducted outcrop stripping and geological mapping / channel sampling on Zone 5 of our Kibi Project including 428 bedrock saw-cut channel samples collected from the Main Shear – L7600N Gold Shoot exposure totalling 250 meters and 458 bedrock saw-cut channel samples totalling 300 meters collected from the remaining 6 shear zones. An additional 825 saprolite trench channel samples totalling 957 meters were also collected to further delineate the Zone 5 gold corridor.

General and administrative expenses for the six months ended June 30, 2013 of $317,920, as compared to $817,449 for the six months ended June 30, 2012, a decrease of $499,529 included consulting fees, stock-based compensation, legal, auditor and regulatory filing fees, general office expenses, travel and promotional expenses. The reduction was mostly related to stock-based compensation of $41,853 (6 months to 2012 - $421,491) as the term of existing options was extended in 2012 which generated a significant expense.

During the six-month period ended June 30, 2013, our company made consulting payments of $172,517 (six months 2012 - $187,416) to related parties and paid director fees of $9,378 (six months 2012 - $16,918).

Amortization for the six months ended June 30, 2013 was $122,328 as compared to $128,530 for the six months ended June 30, 2012, a decrease of $6,202.

During the six months ended June 30, 2013, we sold 636 ounces of gold from our Kwabeng Project compared to 72 ounces of gold from our share of the placer gold operations received during the six months ended June 30, 2012. Our gold receipts, after royalties, during the six months ended June 30, 2013, generated a gain on gold recovery of $558,980.

Unrealized investment portfolio losses for the six months ended June 30, 2013 were $210,050 as compared to an unrealized loss of $229,907 for the six months ended June 30, 2012, a decrease of $19,857. Most of the unrealized loss in 2013 related to a mark-to-market valuation of shares received from property options negotiated with other parties.

Liquidity and Capital Resources

Our activities, principally the exploration and acquisition of properties for gold and other metals, may be financed through joint ventures or through the completion of equity transactions such as equity offerings and the exercise of stock options and warrants. In November 2010, our company issued 8,092,593 common shares for proceeds of $10.8 million in conjunction with our IPO on to the TSX. We issued 566,482 broker warrants related to the IPO.

At June 30, 2013, current liabilities decreased to $467,464 (December 31, 2012 - $744,096), as a mark-to-market valuation decrease was realized on the warrant liability. Our cash and cash equivalents as at June 30, 2013 were sufficient to pay these liabilities. We believe that our company has sufficient working capital to achieve our 2013 operating plan.

At June 30, 2013, we had total cash and cash equivalents of $1,820,060 (December 31, 2012 - $2,308,916). Working capital as of June 30, 2013 was $1,528,415 (December 31, 2012 - $1,948,426). The decrease in cash and cash equivalents mostly reflects exploration and administrative spending.

We are an exploration company focused on gold and associated commodities and do not have operating revenues; and therefore, we must utilize our current cash reserves, income from placer gold sales, income from investments, funds obtained from the exercise of stock options and warrants and other financing transactions to maintain our capacity to meet our planned exploration programs, or to fund any further development activities. There is no certainty that future financing will be available to us in the amounts or at the times desired on terms acceptable to us, if at all.

Our common shares, warrants and stock options outstanding as at August 9, 2013, June 30, 2013, and December 31, 2012 were as follows:

	August 9, 2013	June 30, 2013	December31, 2012
Common shares	46,492,517	46,523,617	46,539,917
Warrants	964,500	964,500	964,500
Stock Options	2,489,000	2,489,000	2,639,000
Fully diluted	49,946,017	49,977,117	50,143,417

As of the date of this MD&A, the full exercise of the outstanding warrants and options would raise approximately $3.5 million. Exercise of these warrants and options is not anticipated until the market value of our common shares increases in value.

We remain debt free and our credit and interest rate risk is limited to interest-bearing assets of cash and bank or government guaranteed investment vehicles. Accounts payable and accrued liabilities are short-term and non-interest bearing.

Our liquidity risk with financial instruments is minimal as excess cash is invested with a Canadian financial institution in government-backed securities or bank-backed guaranteed investment certificates.

We expect to be adequately capitalized to fund ongoing operations at the current level in the short-term for fiscal 2013. As is typical for junior exploration companies, we will require additional funds from equity sources to maintain the current momentum on our projects.

Recent Capital Raising Transactions

During December 2012, we completed a private placement and raised $1,660,025 (CAD$1,639,650) from the issuance of 1,929,000 units comprised of 1,929,000 common shares and 964,500 common share purchase warrants.

Material Commitments

Mineral Property Commitments

Our company is committed to expend, from time to time fees payable:

  to the Minerals Commission for:

  an extension of an expiry date of a prospecting license (currently $15,000 for each occurrence);

  a grant of a mining lease (currently $100,000);

  an extension of a mining lease (currently $100,000);

  annual operating permits; and

  the conversion of a reconnaissance license to a prospecting license (currently $20,000);

  to the Environmental Protection Agency of Ghana for:

  processing and certificate fees with respect to EPA permits;

  the issuance of permits before the commencement of any work at a particular concession; or

  the posting of a bond in connection with any mining operations undertaken by our company; and

  for a legal obligation associated with our mineral properties for clean up costs when work programs are completed, we are committed to expend an aggregate of less than $500 in connection with annual ground rent and mining permits to enter upon and gain access to the area covered by our mining leases and future reconnaissance and prospecting licenses for our following concessions and such other financial commitments arising out of any approved exploration programs in connection therewith:

  the Apapam concession (Kibi project);

  the Kwabeng concession (Kwabeng project);

  the Pameng concession (Pameng project);

  the Banso concession (Banso project); and

  the Muoso concession (Muoso project).

Upon and following the commencement of gold production at any of our projects, a royalty of the net smelter returns is payable quarterly to the Government of Ghana as prescribed by legislation.

Purchase of Significant Equipment

We consider the availability of equipment to conduct our exploration activities. Due to demand from the mining and exploration industry, at this time it is difficult to source resources for exploration work in Ghana, including drills, excavators and bulldozers. We will consider the further acquisition of equipment pieces to allow work to expand on our projects.

Off Balance Sheet Arrangements

Our company has no off balance sheet arrangements.

Significant Accounting Applications

Application of Critical Accounting Policies

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Generally accepted accounting principles

These consolidated financial statements have been prepared in conformity with generally accepted accounting principles of the United States of America (“US GAAP”).

Principles of consolidation

These consolidated financial statements include the accounts of our company, our wholly-owned subsidiaries, Xtra Energy (from October 31, 2003), XGEL (from February 16, 2004), XOG (from October 20, 2005) and XOGG (from March 2, 2006) and our 90% owned subsidiary, XG Mining (from December 22, 2004). All significant intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Our company considers highly liquid investments with original maturities of three months or less to be cash equivalents. At June 30, 2013 and December 31, 2012, cash and cash equivalents consisted of cash held at financial institutions.

Receivables

No allowance for doubtful accounts has been provided. Management has evaluated all receivables and believes they are all collectible.

Recovery of gold

Recovery of gold and other income is recognized when title and the risks and rewards of ownership to delivered bullion and commodities pass to the buyer and collection is reasonably assured.

Trading securities

Our company’s trading securities are reported at fair value, with unrealized gains and losses included in earnings.

Non-Controlling Interest

Our consolidated financial statements include the accounts of XG Mining (from December 22, 2004). All intercompany accounts and transactions have been eliminated upon consolidation. Our company records a non-controlling interest which reflects the 10% portion of the earnings (loss) of XG Mining allocable to the holders of the minority non-controlling interest.

Equipment

Equipment is recorded at cost and is being amortized over its estimated useful lives using the declining balance method at the following annual rates:

Furniture and equipment	20%

Computer equipment	30%

Vehicles	30%

Exploration equipment	20%

Mineral properties and exploration and development costs

The costs of acquiring mineral rights are capitalized at the date of acquisition. After acquisition, various factors can affect the recoverability of the capitalized costs. If, after review, our management concludes that the carrying amount of a mineral property is impaired, it will be written down to estimated fair value. Exploration costs incurred on mineral properties are expensed as incurred. Development costs incurred on proven and probable reserves will be capitalized. Upon commencement of production, capitalized costs will be amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves (which exclude non-recoverable reserves and anticipated processing losses). When our company receives an option payment related to a property, the proceeds of the payment are applied to reduce the carrying value of the exploration asset.

Long-lived assets

Long-lived assets held and used by our company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows related to the long-lived assets. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Asset retirement obligations

Our company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the long-lived assets. Our company also records a corresponding asset which is amortized over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying the obligation (asset retirement cost).

Stock-based compensation

Our company accounts for stock-based compensation under the provisions of ASC 718, “Compensation-Stock Compensation”. Under the fair value recognition provisions, stock-based compensation expense is measured at the grant date for all stock-based awards to employees and directors and is recognized as an expense over the requisite service period, which is generally the vesting period. The Black-Scholes option valuation model is used to calculate fair value.

Our company accounts for stock compensation arrangements with non-employees in accordance with ASC 718 which require that such equity instruments are recorded at their fair value on the measurement date. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest. Non-employee stock-based compensation charges are amortized over the vesting period on a straight-line basis. For stock options granted to non-employees, the fair value of the stock options is estimated using a Black-Scholes valuation model.

Warrants

Our company evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value using the appropriate valuation methodology and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations. The warrants are presented as a liability because they do not meet the criteria of Accounting Standard Codification (”ASC”) topic 480 for equity classification. Subsequent changes in the fair value of the warrants are recorded in the consolidated statement of operations.

Income taxes

Our company accounts for income taxes under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under the asset and liability method the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion or all of the deferred tax asset will not be recognized.

Loss per share

Basic loss per common share is computed using the weighted average number of common shares outstanding during the year. To calculate diluted loss per share, our company uses the treasury stock method and the if converted method. As of June 30, 2013, there were 964,500 warrants (December 31, 2012 – 964,500) and 2,489,000 stock options (December 31, 2012 – 2,639,000) outstanding which have not been included in the weighted average number of common shares outstanding in either period as these were anti-dilutive.

Foreign exchange

Our company’s functional currency is the U.S. dollar. Any monetary assets and liabilities that are in a currency other than the U.S. dollar are translated at the rate prevailing at year end. Revenue and expenses in a foreign currency are translated at rates that approximate those in effect at the time of translation. Gains and losses from translation of foreign currency transactions into U.S. dollars are included in current results of operations.

Financial instruments

Our company’s financial instruments consist of cash and cash equivalents, trading securities, receivables, accounts payable and accrued liabilities and convertible debentures. It is our management’s opinion that our company is not exposed to significant interest, currency or credit risks arising from its financial instruments. The fair values of these financial instruments approximate their carrying values unless otherwise noted. Our company has its cash primarily in government or bank guaranteed deposit certificates or in one commercial bank in Toronto, Ontario, Canada.

Fair value of financial assets and liabilities

Our company measures the fair value of financial assets and liabilities based on US GAAP guidance which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

Our company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor’s carrying amount or exchange amount.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income.

Financial instruments, including cash and cash equivalents, accounts payable and accrued liabilities are carried at cost, which management believes approximates fair value due to the short term nature of these instruments. Investments in trading securities are classified as held for trading, with unrealized gains and losses being recognized in income.

The following table presents information about the assets that are measured at fair value on a recurring basis as of June 30, 2013, and indicates the fair value hierarchy of the valuation techniques our company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and included situations where there is little, if any, market activity for the asset:

			Significant
		Quoted Prices	Other	Significant
		in Active	Observable	Unobservable
		Markets	Inputs	Inputs
	June 30, 2013	(Level 1)	(Level 2)	(Level 3)

Assets:
Cash and cash equivalents	$1,820,060	$1,820,060	$—	$—
Restricted cash	220,961	220,961	—	—
Trading securities	49,672	49,672	—	—
Total	$2,090,693	$2,090,693	$—	$—

The fair values of cash and cash equivalents and marketable securities are determined through market, observable and corroborated sources.

Concentration of credit risk

The financial instrument which potentially subjects our company to concentration of credit risk is cash. Our company maintains cash in bank accounts that, at times, may exceed federally insured limits. As of June 30, 2013 and December 31, 2012, our company has exceeded the federally insured limit. Our company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. Our company sells all gold recovered to one licensed export agent in Ghana. There is no contract in place and our company is able to switch suppliers at our discretion.

Recent accounting pronouncements

Our company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on our company’s consolidated financial position, results of operations or cash flows.

Caution Regarding Forward-Looking Statements

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or our company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement.

The following table outlines certain significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such statements and material risk factors that could cause actual results to differ materially from the forward-looking statements.

Forward-Looking Statements	Assumptions	Risk Factors
Potential of Xtra-Gold’s properties to contain economic uranium deposits and other mineral deposits and/or to become near-term and/or low-cost producers

Availability of financing for our projects.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold, including development of any deposit in compliance with Ghanaian mining law.

Social engagement and local acceptance of our projects.

Economic, political and industry market conditions will be favourable.

Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Variations from the technical reports.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation, community support and the political and economic climate.

Price volatility of gold and other associated commodities impacting the economics of our projects.

Potential to expand the NI 43-101 resources on Xtra-Gold’s existing projects and achieve its growth targets

Availability of financing.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

NI 43-101 technical reports are correct and comprehensive.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Variations from the technical reports.

Forward-Looking Statements	Assumptions	Risk Factors

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold.

Social engagement and local acceptance of our projects.

Economic, political and industry market conditions will be favourable.

Continuance of gold recovery operations.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation, community support and the political and economic climate.

Price volatility of gold and other associated commodities impacting the economics of our projects.

Continued cooperation of government bodies to conduct placer operations.

Ability to meet working capital needs for fiscal 2013

Operating and exploration activities and associated costs will be consistent with our current expectations.

Capital markets and financing opportunities are favourable to Xtra- Gold.

Sale of any investments, if warranted, on acceptable terms.

Xtra-Gold continues as a going concern.

Changes in the capital markets impacting availability and timing of future financings on acceptable terms.

Increases in costs, environmental compliance and changes in environmental, other local legislation and regulation.

Adjustments to currently proposed operating and exploration activities.

Price volatility of gold and other commodities impacting sentiment for investment in the resource markets.

Plans, costs, timing and capital for future exploration and development of Xtra-Gold’s properties including the potential impact of complying with existing and proposed laws and regulations

Availability of financing for our exploration and development activities.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold.

Economic, political and industry market conditions will be favourable.

Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work and economic studies will not be consistent with our expectations.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation and political and economic climate.

Price volatility of gold and other commodities impacting the economics of our projects.

Management’s outlook regarding future trends	Availability of financing. Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.	Price volatility of gold and other commodities impacting the economics of our projects and appetite for investing in junior gold exploration equities.

Forward-Looking Statements	Assumptions	Risk Factors
Prices for gold and other commodities will be favourable to Xtra-Gold. Government regulation in Ghana will support development of any deposit.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Increases in costs, environmental compliance and changes in economic, political and industry market climate.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond Xtra-Gold’s ability to predict or control. Please also make reference to those risk factors listed in the “Risk Factors” section above. Readers are cautioned that the above chart is not exhaustive of the factors that may affect the forward-looking statements, and that the underlying assumptions may prove to be incorrect. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Xtra-Gold’s actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. Our company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law. If our company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

Dated: August 12, 2013